UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Midroog Ltd. Issues a Baa1.il Rating for Ellomay Capital and its Series A and Series B Debentures

Ellomay Capital Ltd., or the Company, today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s Investors Services, or Midroog, published a rating report assigning a rating of Baa1.il with a “Stable” outlook to the Company and its Series A and Series B Debentures.

The rating report (issued in Hebrew) is available at: https://maya.tase.co.il/reports/details/1251196/2/0.

In its report, Midroog notes that the main considerations taken into account in connection with the rating are: (i) the assessment of Midroog that the renewable energy filed is characterized by medium risk, due to the reliance on regulation and exposure to changes in the regulation based on the regulators’ attempts to encourage competition, (ii) the expected growth in the renewable energy market in Israel and outside of Israel based on regulatory goals and supporting regulation, (iii) the supporting regulatory environment, based on long-term PPA arrangements executed by the Company and the spot prices paid for the energy manufactured by the Company that contribute to the stability of the Company’s cash flow, (iv) the Company’s geographically and technologically diversified portfolio, while noting the short term significant increase in the exposure to the Spanish market, (v) the Company’s relatively small market share alongside a financially strong and diversified customer base and a high exposure to the Talasol project, (vi) the Company’s proven operating history in its PV plants alongside challenges in the operations of the biogas facilities in the Netherlands, (vii) the operating challenges of the Company’s projects that are based on relatively complex technologies, such as biogas and pumped storage, (viii) the steady growth in revenues alongside an erosion of the operating profit and the increase of cash flow exposure to the Talasol project, (ix) increasing leverage ratios in recent years due to acquisitions and development of significant projects, (x) an expectation for a negative free cash flow in the short term due to significant investments in the construction of the Talasol project, (xi) the Company’s policy of holding sufficient liquid funds and good financial flexibility and (xii) slow debt coverage ratios compared to the rating level, which are expected to continue to weaken in the short term.

The foregoing is only a general description of certain issues raised in the rating report and you are urged to read the rating report in its entirety. An unofficial translation to English of the Midroog report will be uploaded to the “Investors” section of the Company’s website.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including additional changes in the ratings of the Company’s Debentures, changes in the market and potential defaults of the Company under the Debentures. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

	By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: September 3, 2019